                                                                    Exhibit 99.1





                               [BROOKFIELD LOGO]

                               -----------------

                       BROOKFIELD PROPERTIES CORPORATION


                             ANNUAL INFORMATION FORM

                               -----------------


                                  MAY 21, 2002

                                TABLE OF CONTENTS





Selected Consolidated Financial Information ...............................    1

Additional Information ....................................................    2

Brookfield Properties Corporation .........................................    3

     History and Current Developments .....................................    4

Business of Brookfield ....................................................    7

     Commercial Property Portfolio ........................................    8

     Development Properties ...............................................   13

     Residential Inventory ................................................   14

     Service Businesses ...................................................   15

     Challenges and Risks .................................................   15

Stock Exchange Listings ...................................................   19

Dividends and Dividend Policy .............................................   19

Directors and Officers ....................................................   19

Schedule A - Commercial Properties by Region ..............................   21

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

FIVE YEAR SUMMARY
Years ended at December 31 (audited)

---------------------------------------------------------------------------------------------------------------------
US Millions, except per share information                  2001          2000         1999        1998         1997
---------------------------------------------------------------------------------------------------------------------

ASSETS
Commercial properties                                      $5,749        $6,326       $5,897      $5,944       $4,412
Development properties                                        724           637          447         446          522
Residential housing inventory                                 618           559          562         552          483
Receivables and other                                         789           893          945         640          691
Cash and cash equivalents                                     196           209          217         135          203
---------------------------------------------------------------------------------------------------------------------
                                                           $8,076        $8,624       $8,068      $7,717       $6,311
=====================================================================================================================

LIABILITIES
Commercial property debt                                   $4,606        $4,702       $4,139      $4,112       $3,018
Advances and residential construction financing               559           951        1,086         929          881
Accounts payable                                              269           368          276         254          210


SHAREHOLDERS' INTERESTS
Interests of others in properties                             113           159          326         255          156
Preferred shares - subsidiaries and corporate                 585           607          607         607          607
Convertible debentures                                         --            50          251         251          201
Common shares                                               1,944         1,787        1,383       1,309        1,238
---------------------------------------------------------------------------------------------------------------------
                                                           $8,076        $8,624       $8,068      $7,717       $6,311
=====================================================================================================================


REVENUE, FUNDS FROM OPERATIONS AND NET INCOME
Revenue                                                    $2,280        $2,100       $1,826      $1,593       $1,011
Funds from operations (FFO) and gains                         399           318          259         197          110
Net income                                                    241           170          153         129           73
FFO and gains per common share - diluted                    $2.32         $1.88        $1.52       $1.13        $0.78
FFO per common share prior to lease termination
income and gains - diluted                                  $2.03         $1.77        $1.41       $1.13        $0.78
Net income per common share - basic                         $1.37         $0.98        $0.89       $0.71        $0.46
                            - diluted                       $1.36         $0.95        $0.85       $0.70        $0.46

DIVIDENDS PAID (declared and paid in C$)
Class A preferred shares                                  $0.1875       $0.1875      $0.1875     $0.1875      $0.1875
Class AA, Series E preferred shares                       $1.1009       $1.2549      $1.1282     $1.1616      $0.8614
Class AAA, Series A preferred shares                        $2.25         $2.25        $2.25       $2.25        $2.25
Class AAA, Series B preferred shares                        $2.25         $2.25        $2.25       $2.25        $2.25
Class AAA, Series C preferred shares                        $2.00         $2.00        $2.00       $2.00        $2.00
Class AAA, Series D preferred shares                        $2.00         $2.00        $2.00       $2.00        $2.00
Per common share*                                           $0.51         $0.38        $0.32       $0.24        $0.10
=====================================================================================================================

* Effective September 1, 2001, dividends declared in US$.


QUARTERLY REVENUE AND NET INCOME
Three months ended (unaudited)

------------------------------------------------------------------------------------------------------------------------------
                                                                2001                                     2000
                                                --------------------------------------   -------------------------------------
US Millions, except per share information       DEC. 31   SEPT. 30  JUNE 30    MAR. 31   Dec. 31   Sept. 30  June 30   Mar. 31
------------------------------------------------------------------------------------------------------------------------------
Revenue                                           $677      $556      $567       $480      $729      $483      $493      $395
Funds from operations and gains                     92        89       113        105        84        77        89        68
Net income                                          54        53        74         60        46        39        49        36
Net income per common share - diluted            $0.30     $0.30     $0.43      $0.33     $0.25     $0.22     $0.28     $0.20
=============================================================================================================================

SEGMENTED INFORMATION
Years ended December 31 (audited)


-------------------------------------------------------------------------------------------------------------------------------
                                               United States                  Canada                           Total
                                     ----------------------------   ----------------------------   ----------------------------
US Millions                             2001       2000      1999      2001       2000      1999      2001       2000      1999
-------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL PROPERTY OPERATIONS
Rental revenues*                     $   688    $   701   $   666   $   319    $   288   $   244   $ 1,007    $   989   $   910
Lease termination income and gains        25         19        20        30         --        --        55         19        20
Expenses                                 254        260       250       136        137       111       390        397       361
-------------------------------------------------------------------------------------------------------------------------------
                                         459        460       436       213        151       133       672        611       569

RESIDENTIAL DEVELOPMENT OPERATIONS
Revenues                               1,030        878       673       146        169       171     1,176      1,047       844
Expenses                                 967        825       628       124        145       153     1,091        970       781
-------------------------------------------------------------------------------------------------------------------------------
                                          63         53        45        22         24        18        85         77        63
OTHER REVENUES                            17         13        14        25         32        38        42         45        52
-------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                         539        526       495       260        207       189       799        733       684
Depreciation and amortization             48         44        42        28         22        14        76         66        56
-------------------------------------------------------------------------------------------------------------------------------
Income before unallocated costs          491        482       453       232        185       175       723        667       628
Unallocated costs**                                                                                    482        497       475
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                          $  241     $  170   $   153
===============================================================================================================================

ASSETS
Commercial properties                $ 4,339    $ 4,484   $ 4,512   $ 1,410    $ 1,842   $ 1,385   $ 5,749    $ 6,326   $ 5,897
Development properties                   508        444       266       216        193       181       724        637       447
Residential inventory                    521        540       521        97         19        41       618        559       562
Receivables and other                    370        545       363       418        348       582       789        893       945
Cash and cash equivalents                196        192       133        --         17        84       196        209       217
-------------------------------------------------------------------------------------------------------------------------------
                                     $ 5,934    $ 6,205   $ 5,795   $ 2,141    $ 2,419   $ 2,273   $ 8,076    $ 8,624   $ 8,068
===============================================================================================================================


Commercial property tenant
  improvements                       $    24    $    74   $    36   $    26    $    23   $    12   $    50    $    97   $    48
(Dispositions) and acquisitions of
  real estate, net                       (24)       142        25       (40)        87        33       (64)       229        58
Development and redevelopment
  investments                             75         17         7        26         30        35       101         47        42
Capital expenditures                       6          4         3         8          8         7        14         12        10
===============================================================================================================================


NOTES:

* During 2001, rental revenues from Merrill Lynch and Company Inc. accounted for 9% (2000 - 10%, 1999 - 11%) of consolidated revenue.

** Unallocated costs include interest, administrative and development expenses, other shareholders' interests, non-cash taxes and other provisions.



                             ADDITIONAL INFORMATION

Additional information relating to Brookfield Properties Corporation, including information as to directors' and executive officers' remuneration and indebtedness, the principal holders of Brookfield's securities, options to purchase securities and interests of management and others in material transactions, is set out in pages 4 through 9 of Brookfield's Management Proxy Circular dated February 21, 2002 (the "Management Proxy Circular"). Additional financial information relating to Brookfield is also provided in the consolidated financial statements for the year ended December 31, 2001 set out in pages 35 through 53 of Brookfield's Annual Report for the year ended December 31, 2001 ("2001 Annual Report"). Brookfield's 2001 Annual Report also contains, in pages 17 through 33, the Management's Discussion and Analysis of Brookfield's financial condition and results of operations for the year ended December 31, 2001 (the "MD&A"), which is included here by reference.

Additional information relating to Brookfield will be provided to any person, upon request to the secretary of the Corporation as follows:

(a) when securities of Brookfield are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Brookfield's securities,

     (i) one copy of this Annual Information Form ("AIF"), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

     (ii) one copy of Brookfield's consolidated financial statements for the year ended December 31, 2001 together with the accompanying report of the auditor and one copy of any interim financial statements of Brookfield subsequent to the financial statements for the year ended December 31, 2001,

     (iii) one copy of Brookfield's Management Proxy Circular dated February 21, 2002, and

     (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any document referred to in (a)(i), (ii) and
(iii) above, provided that Brookfield may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Brookfield.


                       BROOKFIELD PROPERTIES CORPORATION

Brookfield owns, develops and manages premier North American office properties. Brookfield also operates real estate service businesses and develops master-planned residential communities. Brookfield's office portfolio includes 50 properties and development sites totaling 45 million square feet, and over 120 million square feet of space under management. The Brookfield team is committed to building shareholder value by investing in quality assets and intensively managing each of its properties to increase cashflows and maximize return on capital.

Brookfield owns its assets directly and indirectly through partnerships and equity investments, including: (i) a 100% common share interest in Brookfield Properties Ltd. (Ontario) (formerly Brookfield Commercial Properties Ltd.), a commercial property investment company, which primarily owns large Class A office properties located in central business districts in Toronto, Denver and Minneapolis; (ii) a 95% interest in Brookfield Financial Properties, L.P. (formerly World Financial Properties, L.P.), a New York-based Delaware partnership which owns large Class A office properties, primarily in Lower and Midtown Manhattan and Boston; (iii) an 87% equity (representing 47% of the voting securities and 100% of the non-voting securities) interest in BPO Properties Ltd. (formerly Gentra Inc.), a public commercial real estate company that owns predominantly office properties in Canada; (iv) a 100% common share interest in Brookfield Homes U.S. Inc., a master-planned residential development company (Delaware).

The Corporation was formed under the Canada Business Corporations Act on September 5, 1978 to continue the company which was incorporated in 1923. The articles of the Corporation have been amended from time to time to change its capital structure and name, and on May 7, 1996, the articles of the Corporation were amended to change the name of the Corporation to Brookfield Properties Corporation. The Corporation's registered head office is Suite 4440, BCE Place, 181 Bay Street, Toronto, Ontario, M5J 2T3. However, the Corporation operates head offices in both New York and Toronto. Unless otherwise noted or the context otherwise indicates, references to the "Corporation" are to Brookfield Properties Corporation and its consolidated subsidiaries.

Brookfield prepares its annual audited consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in some cases, differ in certain respects from US generally accepted accounting principles ("US GAAP"). For a discussion of these differences, together with a reconciliation of the Corporation's net income and shareholders' equity to US GAAP, see Note 16 of the notes to the consolidated financial statements of the Corporation. The Corporation prepares its consolidated financial statements in US dollars, and unless otherwise indicated, all financial data set forth in this AIF have been prepared in accordance with Canadian GAAP. In this AIF, all references to "US$" are to US dollars and "C$" are to Canadian dollars and all references to "$" are in US dollars unless otherwise stated. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2001.

HISTORY AND CURRENT DEVELOPMENTS

Brookfield Properties Corporation was incorporated in the early 1920's and has been active in various facets of the real estate business since the 1960's.

In 1990, a strategic decision was made to invest capital into the premier office property business in select, high growth, supply constrained markets in North America. This led to the acquisition of over 46 million square feet of high quality office properties and office development sites predominantly in New York, Toronto and Boston.

The accumulation of these assets was completed through various corporate and property purchases since 1990, including three major portfolio acquisitions of approximately 10 million square feet respectively.

In 1990, Brookfield acquired 50% of a portfolio of office properties from BCE Inc. containing approximately 10 million square feet in Toronto, Denver and Minneapolis. In 1994, the interest in this portfolio was increased to 100%.

During 1994 and 1995, Brookfield issued $184 million of common equity and $109 million of preferred shares to Brascan Corporation to support the acquisition and refinancing of the Corporation's real estate interests.

On November 21, 1996, Brookfield completed the acquisition of a 46% interest in Brookfield Financial Properties, one of New York's largest office property landlords. Brookfield Financial Properties owned 10 million square feet of Class A office space in New York and Boston, including three of the four towers of the World Financial Center, One Liberty Plaza, and 245 Park Avenue in Manhattan and 53 State Street in Boston.

In February 1997, the Corporation completed a $442 million convertible debentures and equity offering of 230,770 units consisting of an aggregate of $221 million 6% convertible unsecured subordinated debentures and 23,077,000 common shares at a price of $9.59 per share, represented by installment receipts due and collected February 14, 1998.

In April 1997, the Corporation acquired from the Canadian Imperial Bank of Commerce ("CIBC") and Dragon Holdings Limited a further 24% interest in Brookfield Financial Properties for approximately $145 million in cash and the issuance of 2.9 million warrants of the Corporation. Each warrant entitles the holder to purchase one common share of the Corporation at $9.43 per common share with a term of five years from the date of their issue. Following the acquisition, Brookfield owned a 70% interest in Brookfield Financial Properties.

On May 8, 1997, Brookfield completed an amalgamation transaction with Brookfield Homes in which shareholders of Brookfield Homes received one common share of the Corporation for each 1.5 common shares of Brookfield Homes held. Prior to the amalgamation, public shareholders owned approximately 4% of the total shares outstanding in Brookfield Homes. On the amalgamation, the Corporation issued 784,435 additional common shares of the Corporation.

In May 1997, the Corporation completed a $217 million equity offering of 19,672,132 common shares at a price of $11.05 per share, represented by installment receipts due and collected on February 14, 1998.

In August 1997, the Corporation completed a $290 million equity offering of 21,052,632 common shares at a price of $13.80 per share.

On September 30, 1997, Brookfield purchased 14,582,252 common shares of BPO Properties Ltd. ("BPO Properties") for an aggregate purchase price of $190 million. The purchase price was satisfied by delivery of $127 million in cash and 4,610,773 common shares of the Corporation. On completion of the transaction, Brookfield held approximately 43% of the outstanding common shares of BPO Properties. On September 30, 1997, Brookfield also entered into an agreement to purchase $36 million of Series R preferred shares of BPO Properties. Subsequently, the Series R preferred shares were converted into common shares of BPO Properties on October 15, 1997, increasing Brookfield's ownership to 45%. BPO Properties is Brookfield's Canadian commercial property operating company and owns approximately 14 million square feet of office properties.

In June 1998, Brookfield increased its interest in Brookfield Financial Properties by purchasing from Citicorp Real Estate Inc. 19% of the entity to increase its interest to 89%. The cost of the acquisition was $167 million. As partial consideration for the acquisition, Brookfield issued a $50 million 6% unsecured debenture convertible into 2,622,100 common shares of the Corporation.

In addition to acquisitions of the Corporation's own shares, Brookfield increased its interest in its subsidiaries through capital repurchases undertaken by BPO Properties and Carma Corporation ("Carma"). During 1999,

Brookfield's subsidiary, BPO Properties, acquired 5.8 million of its own common shares at below net asset value for a total of $57 million, thereby increasing Brookfield's equity interest to 52%. Subsequent to December 31, 1999, a further 4 million common shares of BPO Properties were repurchased by BPO Properties for total cost of $40 million, thereby increasing Brookfield's equity interest in BPO Properties to 59%, 47% on a voting basis. On May 13, 1999, the Corporation also purchased 1,000,000 common shares of Carma. This purchase increased Brookfield's equity interest in Carma to 35,395,499 common shares or approximately 82% of Carma's issued and outstanding common shares.

During 2000, Brookfield continued the consolidation of its subsidiaries through both normal course issuer bids and tender offers for the shares of Carma and BPO Properties not already owned by Brookfield. In September 2000, Carma was privatized through the issuance of 1.9 million common shares and the payment of $1 million in cash. Also in September 2000, the effective ownership of BPO Properties was increased to 85% through the issuance of 5.3 million common shares and the payment of $5 million in cash. Brookfield subsequently acquired an additional 2% of BPO Properties through capital repurchases, bringing its equity ownership interest in BPO Properties to 87% (47% on a voting basis).

On April 26, 2000, the Corporation announced that its New York-based subsidiary, Brookfield Financial Properties, formed a strategic office property alliance with Deutsche Grundbesitz Management GmbH, a 100% indirectly owned subsidiary of Deutsche Bank A.G., a multi-national financial services company. Deutsche Grundbesitz Management GmbH agreed to acquire a 49% interest in two of Brookfield's landmark office properties in Boston. Closed April 2, 2001, the total proceeds of the transaction were $337 million, $168 million of cash for the equity component and the assumption of $169 million of property level debt by the purchaser.

In June 2000, $201 million of the Corporation's 6% subordinated convertible debentures were converted by the holders of those debentures into 19,986,682 common shares in accordance with the terms of the trust indenture governing the debentures.

In June 2000, Brookfield acquired, through BPO Properties, a western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprise a total of
3.5 million square feet of prime office, retail and parking space. The two projects include the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary as well as the Royal Centre in downtown Vancouver. These properties include a high quality roster of tenants such as RBC Financial Group, CIBC, Talisman Energy, Canadian Natural Resources and Bennett Jones. They also have net effective rents that are below market, providing Brookfield with significant upside potential as leases rollover.

In August 2000, Brookfield renewed a normal course issuer bid under which 1,586,300 shares were acquired for cancellation at an average price of $12.50 per share in 2000.

In October 2000, Brookfield completed a secondary offering of 8 million shares held by the CIBC at $14.50 per share.

In March 2000, Brookfield acquired a development site in Midtown Manhattan at 300 Madison Avenue for $150 million. Brookfield announced in March 2001 that it had signed a 30-year lease with CIBC World Markets for 100% of the 1.2 million square foot office tower for its US headquarters, with substantial completion currently expected in late 2003.

On January 16, 2001, the Corporation announced that Lehman Brothers Inc. signed a 20-year lease for 460,000 square feet at One World Financial Center in Lower Manhattan. The agreement covers the entire eighth floor, as well as floors 19 to 21 and 30 to 40 in the 40-storey office tower. In aggregate, along with other leasing commitments, Lehman is now committed to 717,000 square feet at One World Financial Center.

On January 31, 2001, the Corporation announced that it completed a $432 million refinancing of its 2.2 million square foot One Liberty Plaza property in Lower Manhattan. The investment grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.75%. The financing was underwritten by Goldman, Sachs & Co. and was placed with investors in the single asset CMBS securitization market. The financing followed the signing in mid-2000 of approximately 630,000 square feet of new leases with Goldman, Sachs & Co. and the National Association of Securities Dealers Inc. ("NASD"), who are relocating their world headquarters from Washington to the Corporation's One Liberty Plaza property. A portion of the funds was allocated for the extinguishment of debt currently on the property, and the balance was utilized for general corporate purposes.

On February 5, 2001, the Corporation announced that it completed a $500 million refinancing of its 245 Park Avenue property in New York. The investment grade financing, recourse only to the property, has a term of 10 years and a fixed rate coupon of 6.65%. The financing was underwritten by J.P. Morgan Chase and placed with investors in the single asset CMBS securitization market. The financing follows the signing in November 2000 of J.P. Morgan Chase and Bear Stearns to approximately 800,000 square feet of new 20-year leases, as well as a complete renovation of the lobby, elevators and plaza over the past two years. A portion of the funds were utilized by the Corporation to extinguish debt currently on the property, and the balance was utilized for general corporate purposes. 245 Park Avenue is a 1.7 million square foot office tower located in Midtown Manhattan immediately adjacent to Grand Central Station.

On February 13, 2001, the Corporation acquired a 50% joint venture interest in the Bay-Adelaide development site in downtown Toronto for an investment of $40 million or $37 per buildable square foot. Canapen (Bay-Adelaide) Limited, a subsidiary of the CN Pension Trust Funds, currently holds the other 50% interest in the project. The Corporation, in addition to its 50% investment interest, will be responsible for the development, leasing and ongoing management of the project. The Bay-Adelaide site consists of two blocks of land in Toronto's downtown financial core, bounded by Richmond, Bay, Adelaide and Yonge Streets. The project currently includes a 1,100 car below-grade parking garage, construction completed to grade including all foundation work, and plans and permits for at least a one million square foot premier office tower.

In March 2001, Brookfield completed a secondary offering of 4,610,773 million shares held by Brascan Financial Corporation (formerly Trilon Financial Corporation) at $17 per share. The secondary offering of shares by Brascan Financial was sold to a syndicate of investment dealers.

On May 30, 2001, the Corporation acquired a further 5.4% of its New York and Boston assets owned through Brookfield Financial Properties from an affiliate of Citibank N.A. for a total cost of $202 million, $60 million of cash and the assumption of $142 million of long-term non-recourse property debt. This transaction brought the Corporation's interest in Brookfield Financial Properties to 95%.

On July 23, 2001, Brookfield completed a refinancing of Fifth Avenue Place in Calgary and also sold a 50% interest in this property. A non-recourse first mortgage for $106 million was placed on the property and a 50% interest was sold to a Canadian institutional investor based on a gross value of $178 million. Net cash proceeds to Brookfield, after repayment of the current first mortgage, were $80 million. Brookfield continues to own the remaining 50% interest and manages the property. Fifth Avenue Place is a 1.7 million square foot premier office complex in Calgary, consisting of two office towers. The complex is owned through BPO Properties Ltd.

In August 2001, the holder of $50 million of convertible debentures issued by the Corporation tendered its securities for conversion into 2.6 million common shares of the Corporation. Warrants to purchase 2.5 million common shares of the Corporation were also exercised in August 2001 for $25 million.

On September 11, 2001, the World Trade Center collapsed as a result of a terrorist attack. Brookfield owns eight million square feet of space in four office towers surrounding the World Trade Center site - One Liberty Plaza and Towers One, Two and Four of the World Financial Center. These properties sustained mainly cosmetic damage as a result of the attack on and subsequent collapse of the World Trade Center. The primary nature of the damage consisted of replacement of broken windows and in the case of the World Financial Center, some repair to the granite facade. While there was no structural damage to these four office towers, the glass enclosed Winter Garden atrium, at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center is expected to be fully restored by the fall of 2002. Brookfield is only responsible for the repairs to One Liberty Plaza, One World Financial Center and the Winter Garden atrium. The two remaining properties, Towers Two and Four at the World Financial Center, are triple-net leased to Merrill Lynch, which is responsible for all repairs to these properties. Brookfield has insurance coverage for any costs incurred to repair damage to One Liberty Plaza, One World Financial Center, and the Winter Garden atrium and common areas of the World Financial Center, as well as for business interruption. To date, approximately $105 million has been received for property and business interruption claims relating to One Liberty Plaza and One World Financial Center. Brookfield expects to collect the full balance of its claim.

One Liberty Plaza and Four World Financial Center reopened in October 2001, and One and Two World Financial Center were reopened in the first quarter of 2002. To date, there have been no lease cancellations in the New York portfolio. Brookfield has conducted a full review of all its leases with various legal experts and has concluded that its leases are in full force and effect.

On September 13, 2001, the Corporation renewed its normal course issuer bid under which 2,402,700 shares were acquired for cancellation at an average price of $17.30 per share in 2001. For the three months ended

March 31, 2002, a further 537,000 shares were acquired for cancellation at an average price per share of $17.80.

On October 11, 2001, Brookfield completed the sale of Bramalea City Centre, a
1.2 million square foot regional shopping center complex in Toronto to institutional investors. This transaction, together with the sales of the Sevenoaks and West Oaks Malls in Vancouver, generated approximately $200 million in proceeds to Brookfield.

On October 19, 2001, Brookfield completed a $240 million refinancing of its 2.6 million square foot Bankers Hall property in Calgary. The non-recourse property financing has a term of 12 years and a fixed rate of 7.2%. This was one of the largest refinancings on a premier property in North America since the tragic events of September 11, 2001.

On March 12, 2002, Brookfield sold an undivided 50% interest in the Exchange Tower, a 1.1 million square foot office complex in downtown Toronto, to two Canadian pension funds. This transaction generated proceeds of approximately $55 million, net of non-recourse debt on the property.

On April 25, 2002, the Corporation completed the permanent financing of the 300 Madison Avenue project which provides refinancing of the existing $300 million mortgage and additional funds to complete the development of the property. The financing is comprised of two series of pass-through certificates: $400 million Series 2002 A-1 certificate with an average life of 20 years and a coupon of 7.262%, and Series 2002 A-2 of approximately $160 million to be funded through a commercial paper conduit facility and amortized over 10 years. This is the first financing of a major construction project in New York since September 11, 2001. Construction on the project has progressed on schedule and on budget.


                             BUSINESS OF BROOKFIELD

Brookfield owns, develops and manages premier North American office properties. These assets comprise 90% of the Corporation's total assets while its service businesses and master-planned residential business make up the balance of the Corporation's assets and income.

In the commercial property business, Brookfield's portfolio spans 50 properties and development sites, primarily office, totaling 45 million square feet of rentable area in which Brookfield has a net effective ownership interest in 37 million square feet.

Brookfield's goal is to earn a 20% total return on equity with moderate risk of capital.

Brookfield employs approximately 2,500 people throughout the organization. Unless otherwise indicated, the information appearing below is stated as at, or in respect of the year ended December 31, 2001. The following describes each of these businesses and Brookfield's investment strategy for each business.

Total assets were $8.1 billion at December 31, 2001, compared to $8.6 billion as at December 31, 2000. The decrease in assets is as a result of the sale of partial interests in commercial properties and the disposition of the Corporation's retail portfolio in Canada, offset by the acquisition of the Bay-Adelaide Centre development site and Hudson's Bay Centre in downtown Toronto and the commencement of construction of the CIBC World Markets Tower in Midtown Manhattan. The book value of the Corporation's assets segmented by area of operation is as follows:

------------------------------------------------------------------------------------------------------------------
Millions                                      2001                    2000               2001                 2000
------------------------------------------------------------------------------------------------------------------
OPERATING ASSETS
Commercial properties                       $5,749                  $6,326                89%                  91%
Development properties                         724                     637                11%                   9%
------------------------------------------------------------------------------------------------------------------
                                             6,473                   6,963               100%                 100%
OTHER ASSETS
Residential inventory                          618                     559
Receivables, prepaids and other                643                     675
Future income tax assets                       146                     218
Cash and cash equivalents                      196                     209
------------------------------------------------------------------------------------------------------------------
                                            $8,076                  $8,624
==================================================================================================================

COMMERCIAL PROPERTY PORTFOLIO

The commercial property portfolio is focused in six North American cities, with New York, Toronto and Boston accounting for 80% of the portfolio on a net asset value basis.

ASSET PROFILE
The consolidated carrying value of Brookfield's interest in 34.7 million square feet of rentable area is approximately $200 per square foot, significantly less than the estimated replacement cost of these assets. Brookfield's core properties average 1.4 million square feet in size.

The following table provides a summary of Brookfield's commercial property portfolio by city:


--------------------------------------------------------------------------------------
                             Leaseable       Brookfield           2001            2000
                                  Area   Owned Interest     BOOK VALUE      Book Value
--------------------------------------------------------------------------------------
                           000's sq.ft.    000's sq.ft.       Millions        Millions
New York, New York              10,113           9,230          $3,203          $3,102
Toronto, Ontario                 6,866           4,886             737             801
Boston, Massachusetts            2,163           1,103             332             648
Denver, Colorado                 3,014           2,808             357             368
Calgary, Alberta                 6,330           4,514             520             574
Minneapolis, Minnesota           3,008           3,008             391             392
Other                            3,171           3,171             209             441
--------------------------------------------------------------------------------------
Total*                          34,665          28,720          $5,749          $6,326
======================================================================================


*    Excludes development sites.


Over 3.6 million square feet of space was leased in 2001, including 3 million square feet of new occupancies and 0.6 million square feet of renewals. Brookfield's total portfolio occupancy rate in 2001 remained unchanged at 97%, represented by the following:

----------------------------------------------------------------------------------------------------------------------------
                                    DEC. 31, 2001                      Dec. 31, 2000                     Dec. 31, 1999
                           -----------------------------     -----------------------------     -----------------------------
                                 TOTAL                 %           Total                 %           Total                 %
Thousands of square feet   SQUARE FEET            LEASED     Square Feet            Leased     Square Feet            Leased
----------------------------------------------------------------------------------------------------------------------------
New York, New York              10,113              100%           9,846              100%           9,667               99%
Toronto, Ontario                 6,866               97%           7,099               99%           7,179               96%
Boston, Massachusetts            2,163               99%           2,163              100%           2,122               95%
Denver, Colorado                 3,014               96%           3,156               94%           3,147               97%
Calgary, Alberta                 6,330               96%           6,471               94%           3,770               95%
Minneapolis, Minnesota           3,008               95%           3,008               96%           3,009               96%
Other                            3,171               93%           5,157               95%           4,387               92%
----------------------------------------------------------------------------------------------------------------------------
                                34,665               97%          36,900               97%          33,281               96%
============================================================================================================================

At December 31, 2001, average in-place net rents throughout the portfolio increased to $21 per square foot compared with $20 per square foot at December 31, 2000 and $19 per square foot at December 31, 1999. This increase was largely a result of re-leasing initiatives which were completed at an average rental uplift of $3 per square foot on space leased in 2001. The following table shows the average in-place rents and current market rents for similar space in each of Brookfield's markets:

----------------------------------------------------------------------------------------------------------
                                                                  Average In-Place         Average Market
                                 Leasable            Average              Net Rent               Net Rent
                                     Area         Lease Term         Dec. 31, 2001          Dec. 31, 2001
----------------------------------------------------------------------------------------------------------
                              000's sq.ft.             Years             Per sq.ft.             Per sq.ft.
New York, New York
  Midtown                           1,693                 14                   $36                    $55
  Lower Manhattan                   8,420                 11                    32                     45*
Toronto, Ontario                    6,866                  5                    18                     21
Boston, Massachusetts               2,163                  6                    30                     40
Denver, Colorado                    3,014                  5                    15                     20
Calgary, Alberta                    6,330                  9                    11                     17
Minneapolis, Minnesota              3,008                  5                    10                     15
Other                               3,171                  8                    12                     12
----------------------------------------------------------------------------------------------------------
                                    34,665                10                   $21                    $29
==========================================================================================================


* Not altered from prior to September 11, 2001 as no material leases completed in Lower Manhattan, and the figure is not immediately relevant to Brookfield as the Corporation has no significant roll-over of leases in Lower Manhattan until 2005.


TENANT RELATIONSHIPS

An important characteristic of Brookfield's portfolio is the strong credit quality of its tenants. Special attention is directed at credit quality to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows the largest tenants in Brookfield's portfolio and their respective lease commitments at December 31, 2001:

------------------------------------------------------------------------------------------------------------------------------------
                                               Primary                           Year of          000's            % of      Credit*
Tenant                                         Location                           Expiry          Sq.Ft.          Sq.Ft.      Rating
------------------------------------------------------------------------------------------------------------------------------------
RATED
Merrill Lynch & Company                        New York/Toronto                     2013          4,496            13.0%        AA-
CIBC World Markets                             New York/Toronto/Calgary             2026          1,855             5.4%        AA-
RBC Financial Group                            Five major markets                Various            995             2.9%        AA-
Petro-Canada                                   Calgary                              2013            868             2.5%        BBB+
J.P. Morgan Chase                              New York                             2022            788             2.3%        AA-
Lehman Brothers                                New York                             2019            717             2.1%        A+
Target Corporation                             Minneapolis                          2007            632             1.8%        A+
Imperial Oil                                   Calgary                              2011            565             1.6%        AAA
Talisman Energy                                Calgary                              2015            386             1.1%        BBB+
Goldman Sachs                                  New York                             2015            363             1.0%        A+
Bell Intrigna/Bell Canada                      Calgary/Toronto                      2012            337             1.0%        A+
TIAA                                           Denver                               2008            323             0.9%        AAA
TD Canada Trust                                Toronto                              2005            291             0.8%        AA-
Bank of Nova Scotia                            New York/Toronto                     2014            277             0.7%        A+
Canadian Natural Resources                     Calgary                              2011            249             0.7%        BBB+
Anadarko Canada Corporation                    Calgary                              2011            247             0.7%        Baa1
Sovereign Bank                                 Boston                               2008            213             0.6%        BBB-
Zurich Insurance                               New York                             2006            210             0.5%        AA

UNRATED
Goodwin Procter                                Boston                               2006            360             1.0%          --
Cleary, Gottlieb, Steen & Hamilton             New York                             2010            357             1.0%          --
Wellington Management                          Boston                               2011            330             1.0%          --
Dow Jones and Company                          New York                             2005            323             0.9%          --
National Assoc. of Securities Dealers          New York                             2021            282             0.8%          --
Royal & Sun Alliance                           Toronto/Calgary                      2011            233             0.7%          --
Major League Baseball                          New York                             2012            109             0.3%          --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   45.3%          --
====================================================================================================================================

*    From Standard and Poor's or Moody's.

Where possible, Brookfield endeavors to sign long-term leases. While each market is different, the majority of the Corporation's leases, when signed, extend between 10 to 20-year terms. As a result, approximately 5% of Brookfield's leases mature annually. New York and Boston are the exceptions, where the 2002 to 2005 maturities were aggressively leased in 2000 and 2001, resulting in virtually no scheduled maturities of space during this period. The following is the breakdown of the lease maturities by market with associated in-place rental rates:


------------------------------------------------------------------------------------------------------------------------------------
                             Total Portfolio            New York/Boston      Toronto/Calgary/Vancouver   Denver/Minneapolis/Other
------------------------------------------------------------------------------------------------------------------------------------
                                            Net                        Net                       Net                         Net
                        000's            Rate /    000's            Rate /    000's           Rate /    000's             Rate /
Year of Expiry          Sq.Ft.      %  Sq.Ft.-$   Sq.Ft.       %  Sq.Ft.-$   Sq.Ft.      %  Sq.Ft.-$   Sq.Ft.      %    Sq.Ft.-$
------------------------------------------------------------------------------------------------------------------------------------
Currently Available       933      3%                 67      --               466      3%               400      5%
2002                      988      3%       $12       58      --       $37     254      2%       $15     676      8%         $ 9
2003                    1,267      4%        13       44      --        35     344      2%        13     879     11%          11
2004                    1,219      4%        16      262      --        33     486      3%        11     471      6%          12
2005                    3,236      9%        23      828      8%        40   1,727     12%        19     681      8%          15
2006                    2,648      8%        18    1,028      9%        25     576      4%        13   1,044     13%          15
2007                    1,125      3%        16      130      2%        40     493      4%        14     502      6%          12
2008                    1,601      5%        23      655      5%        31     525      4%        14     421      5%          20
2009 & beyond          21,648     61%        21    9,204     76%        32   9,180     66%        13   3,264     38%          12
------------------------------------------------------------------------------------------------------------------------------------
                       34,665    100%       $21   12,276    100%       $32  14,051    100%       $13   8,338    100%         $12
------------------------------------------------------------------------------------------------------------------------------------
Weighted average market net rent            $29                        $46*                      $18                         $17
------------------------------------------------------------------------------------------------------------------------------------



* Lower Manhattan market net rents not altered from prior to September 11, 2001. See footnote on previous page.


TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES

Brookfield typically grants financial concessions or provides capital to tenants which is then invested by tenants in installations with Brookfield's properties. These concessions include funds for tenant build-out allowances and leasing commissions to third-party brokers representing tenants. Expenditures for tenant installations were $50 million in 2001, $97 million in 2000 and $48 million in 1999. This amount is greater than the $30 to $35 million expected on a normalized basis as a result of the Corporation's aggressive take-back and re-leasing efforts in the past two years for newly acquired properties and the costs associated with the opportunistic take-back of space in advance of contractual expiries. These tenant installation costs are capitalized in the year incurred, amortized over the terms of the lease to which they pertain, and recovered through rental payments over the term of the lease.

On an annual basis, approximately two million square feet will be leased with a tenant installation cost on average of $15 per square foot. The average over the past three years was approximately $18 per square foot, the result of an increase in the amount of space leased in New York where amounts are higher than the Corporation's other markets on an absolute basis. Further details of the tenant installation costs incurred during the past three years are as follows:


------------------------------------------------------------------------------------------------------------------------------------
Millions, except per square foot information                2001                          2000               1999
------------------------------------------------------------------------------------------------------------------------------------
Tenant installation costs                                   $50                           $97                $48
------------------------------------------------------------------------------------------------------------------------------------
Square footage leased
  New space                                                 1.8                           4.2                2.1
  Renewal space                                             0.6                           1.0                1.3
------------------------------------------------------------------------------------------------------------------------------------
                                                            2.4                           5.2                3.4
------------------------------------------------------------------------------------------------------------------------------------
Per square foot                                             $21                           $19                $14
------------------------------------------------------------------------------------------------------------------------------------


Brookfield also invests in the ongoing capital maintenance of its properties. Due to the relatively recent construction dates, high quality and the advanced technological infrastructure in most of Brookfield's properties, recurring capital maintenance expenditures are substantially lower than industry norms. Capital maintenance expenditures in 2001 were $14 million compared to $12 million in 2000, and $10 million in 1999. It is expected that capital maintenance expenditures on a levelized basis will be approximately $6 to $10 million annually. This does not include repairs and maintenance costs which are paid for through cost recoveries on tenant leases.

PRIMARY MARKETS

The following is a brief overview of the commercial property markets in which Brookfield operates:

MANHATTAN, NEW YORK

The New York market contains the largest area of office space in North America. The greater New York area has approximately 400 million square feet of office space with Manhattan containing approximately two-thirds of this space. Manhattan in turn is broken into three sub-markets: Midtown with 225 million square feet; Midtown south with 61 million square feet; and Lower Manhattan with 87 million square feet, which excludes damaged and destroyed buildings not reopened as of December 31, 2001. Brookfield's 245 Park Avenue and CIBC World Markets Tower properties are located in Midtown, the Corporation's Penn Station development property is located in the West side-Midtown south market and the World Financial Center properties and One Liberty Plaza are located in Lower Manhattan.

The Midtown office market is one of the strongest markets in North America, with vacancies reaching an 18-year low of 3.6% at December 31, 2000. Due to the economic downturn, net rents declined in 2001 as demand for space weakened. The Midtown overall vacancy rate at December 31, 2001 was 8.2%, up 4.6% from 2000. Class A overall vacancy was 7.6% compared with 3% at the end of 2000. With vacancy rates below the equilibrium rate of 10%, large blocks of office space are still scarce and attract premium rates as large blocks of contiguous space are required by tenants to gain operational efficiencies.

Absorption for 2001 was 1.2 million square feet, compared with four million square feet in 2000 and 3.1 million square feet in 1999.

The Lower Manhattan commercial office market, the third largest business district in the United States, consists of 87 million square feet of Class A, B and C space after taking into account the events of September 11, 2001 which eliminated approximately 13 million square feet of space in Lower Manhattan. The Lower Manhattan overall vacancy rate (including sublease space) was 9.5%, up from December 31, 2000 of 3.6%, and 8.9% at year end 1999. Brookfield is well insulated from the negative impact of this market turbulence as 100% of the Lower Manhattan portfolio is leased to high quality tenants with lease terms that average 11 years, and virtually no leases roll over until 2005.

Overall absorption was negative 4.5 million square feet compared to positive five million square feet in 2000, and 600,000 square feet in 1999. While 2001 was a difficult year for the Lower Manhattan market, the outlook is encouraging. With government assistance, improved transportation, and downward pressure on rents, Lower Manhattan should experience a strong recovery over time.

More than half of the buildings in Lower Manhattan were built before World War
II. There is a substantial disparity in vacancy rates between older and newer properties which reflects not only a movement to quality buildings, but also underscores the fact that the financial services sector, which is the main employer in Lower Manhattan, requires space in modern, functional and efficient buildings. This trend has in effect created two downtown markets - the historical but less functional, older buildings, and the modern, technologically advanced, newer buildings which meet the needs of a much broader tenant base. These factors, combined with severe supply constraints in this market, ensure that Brookfield continues to achieve above-market occupancy rates in its properties, due to its focus on high quality office properties.

TORONTO, ONTARIO

Brookfield's principal Toronto office properties are all located in the financial core and are connected to other major downtown office buildings, the Toronto subway system and other amenities. Toronto is Canada's largest office market with steadily increasing occupancy since 1993. Toronto's financial core has a total office space inventory of over 33 million square feet. The overall office vacancy at year end 2001 was 6.9% compared with 4.6% at year end 2000, and 5.1% at year end 1999. The steady decline in vacancy rates over the past five years, coupled with tenant expansion, continued to drive rental rate increases over that period. This supply constraint kept net effective rental rates relatively unchanged over 2000 levels, despite somewhat softer demand in 2001.

It is anticipated that in the near term, vacancy rates in the financial core will decline as the economy recovers and demand for Class A office space strengthens in a market place that has seen no new supply in over a decade. Of course, any significant consolidation in the financial services sector may change this outlook.

BOSTON, MASSACHUSETTS

The Boston downtown office market consists of 49 million square feet in nine sub-markets. The central financial district sub-market, where Brookfield's 53 and 75 State Street properties are located, is the largest with 33 million square feet. The overall vacancy rate in Boston's financial district was 7.8% at year end 2001 compared with 1% at year end 2000. The Class A segment of the market ended the year with a 7.1% vacancy compared to 0.2% the year before. The increase in vacancy rates is a result of increased direct and sublease space on the market, stalled tenant demand and a lack of market activity due to institutional layoffs and revised growth projections by several financial institutions.

Despite the increase in vacancy rates, the long-term fundamentals of the Boston market remain positive. The central business district market continues to be supply-constrained due to the small number of developable sites, lack of capital and a difficult permitting process.

DENVER, COLORADO

Denver is an economically strong market, with six of the United States' fastest growing communities lying within 75 miles of Denver. Denver's economy continues to be one of the country's top performers with 4% average annual job growth. The movement into Denver of a number of cable and telecommunication companies has also helped diversify the economy, which was largely dependent on the energy and mining industries.

The downtown office market in Denver has an inventory of approximately 23 million square feet. Due to corrections in the telecommunications and technology sectors, combined with an overall economic slowdown, Denver's direct vacancy rate increased to 10.4% at year end 2001 compared with 5% at year end 2000, and 1999 levels of 6.2%.

CALGARY, ALBERTA

The downtown Calgary market is largely still driven by the oil and natural gas industries; however, the economy is diversifying, with Calgary boasting the second highest number of head offices in Canada, outranked only by Toronto.

Brookfield's office properties, located centrally in downtown Calgary account for over six million square feet of a total downtown office market inventory of over 31 million square feet.

Despite the declining commodity prices and slowing North American economy in the latter part of 2001, the Calgary market has shown a steady improvement with vacancies dropping from a peak of 17.3% in 1992 to 9.8% at December 31, 2001. In the first quarter of 2002, the demand for office space declined over 2001 levels due to a generally weaker economy and the impact of consolidation in the oil and gas sector. However, increased oil prices and the continued investment in oil and gas development in Northern Alberta should result in increased demand for space in the near to medium term.

MINNEAPOLIS, MINNESOTA

Minneapolis is a diverse market distinguished by its large population of company head offices, including 3M and Pillsbury.

The Minneapolis downtown office market has a total inventory of 23 million square feet and has Class A office space vacancies of 8%. Build-to-suit head office towers have added approximately five million square feet of new office space in Minneapolis, slowing the growth in rental rates due to slow absorption on the new supply.

Despite this market dynamic, Brookfield's properties, totaling over three million square feet, are well positioned at the center of the financial and retail district in downtown Minneapolis and are all connected to the city's above-ground, enclosed walkway system and its pedestrian malls. Net effective rents in Class A downtown buildings in the Minneapolis office market now range from $8 to $12 per square foot.

DEVELOPMENT PROPERTIES

Development properties consist of both commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure used in the home building business or sold to other builders. The total book value of this development land and infrastructure was $724 million at December 31, 2001 compared with $637 million in 2000. The majority of the increase was due to the construction of the CIBC World Markets Tower in Midtown Manhattan. Brookfield's strategic approach to office development is to build on a selective basis in markets where the Corporation has a major presence and tenants require expansion space. The aggregate book value of Brookfield's residential land under development is $362 million. The details of the development property portfolio are as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                         Buildable       Under                  For    DEC. 31, 2001    Dec. 31, 2000
Millions                                  Sq.Ft.       Development     Development      TOTAL            Total
------------------------------------------------------------------------------------------------------------------------------------
COMMERCIAL DEVELOPMENTS
AND INFRASTRUCTURE
CIBC World Markets Tower                 1,200,000       $240             $--            $240             $171
Bay-Adelaide Centre                      1,800,000         68              --              68               --
Hudson's Bay Centre                      1,092,000         14              --              14               --
Other
     Penn Station                        2,500,000
     BCE Place III                         800,000
     Republic Plaza                        400,000
                                         -------------------------------------------------------------------------------------------
                                         3,700,000          5              35              40               49
------------------------------------------------------------------------------------------------------------------------------------
                                         7,792,000*       327              35             362              220
RESIDENTIAL DEVELOPMENT LAND
AND INFRASTRUCTURE
San Francisco Bay area, California                         63              --              63               38
Los Angeles area, California                               40              --              40               29
San Diego area, California                                 58              29              87               94
Northern Virginia                                          15              --              15               --
North Miami, Florida                                       11              --              11               11
Denver, Colorado                                           41              11              52               52
Toronto, Ontario                                            8               4              12               15
Calgary, Alberta                                           10              44              54              138
Edmonton, Alberta                                           7              21              28               40
------------------------------------------------------------------------------------------------------------------------------------
                                                          253             109             362              417
------------------------------------------------------------------------------------------------------------------------------------
                                                         $580            $144            $724             $637
------------------------------------------------------------------------------------------------------------------------------------



* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.


Brookfield's commercial development sites have a book value of $362 million. In 2001, Brookfield commenced construction of the approximately 1.2 million square foot, 35-storey CIBC World Markets office tower in Midtown Manhattan following the leasing of the entire project to CIBC on a cost pass-through basis for a 30-year term. Ground breaking on the site, which is located between 41st and 42nd Streets at Madison Avenue, took place in the spring of 2001, with substantial completion currently expected in late 2003. Both the acquisition costs and ongoing development costs, currently anticipated to be in excess of $600 million, will be funded through a loan secured by the project, thereby minimizing Brookfield's equity investment. CIBC has an option to acquire a 49% interest in this project for cost for two years following the substantial completion of the project.

In February 2001, Brookfield acquired a 50% interest in the Bay-Adelaide Centre development project, located at the corner of Bay and Adelaide Streets in downtown Toronto, for an initial investment of $40 million. Brookfield has also acquired two small buildings adjacent to the site fronting Bay Street to further enhance the value of the project. The Corporation will not commence development on this site until a lead tenant can be secured.

A summary of Brookfield's commercial development density and the progress on each site are as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                Location                                 Density                    Status
------------------------------------------------------------------------------------------------------------------------------------
NEW YORK
CIBC World Markets Tower     42nd Street at Madison Avenue             1,200,000        -  Under construction; expected
                                                                                           delivery in late 2003

Penn Station                 West 31st Street at 9th Avenue            2,500,000        -  Currently being zoned for 2.5
                                                                                           million square feet of office
TORONTO
Bay-Adelaide Centre          Bay and Adelaide Streets                  1,000,000        -  Office tower planning

                                                                         800,000        -  Sale or joint venture for
                                                                                           residential project

BCE Place III                Third tower of current BCE Place project    800,000        -  Planning

Hudson's Bay Centre          Yonge and Bloor Streets                   1,092,000        -  Office and retail projects under
                                                                                           redevelopment
DENVER
Republic Plaza               Downtown Denver                             400,000        -  Planning
------------------------------------------------------------------------------------------------------------------------------------
                                                                       7,792,000 *
------------------------------------------------------------------------------------------------------------------------------------



* Excludes rights which Brookfield holds on Site 26 at the World Financial Center in New York.


RESIDENTIAL INVENTORY

Residential inventory includes homes near completion for delivery in the short-term under sales contracts as well as developed land actively being sold to other home builders. As development land is advanced through the development cycle, it is transferred to residential inventory prior to sale to home buyers or other home builders. At December 31, 2001, the book value of residential inventory was $618 million, compared with $559 million at December 31, 2000, and is geographically segmented as follows:


------------------------------------------------------------------------------------------------------------------------------------
Millions                                                  2001                            2000               1999
------------------------------------------------------------------------------------------------------------------------------------
San Francisco Bay area, California                        $129                            $103               $ 82
Los Angeles area, California                               131                             122                116
San Diego area, California                                  90                              54                107
Northern Virginia                                           78                              91                 84
North Miami, Florida                                        82                             134                133
Denver, Colorado                                            11                              --                 --
Toronto, Ontario                                            19                              11                 27
Calgary, Alberta                                            68                              36                 13
Edmonton, Alberta                                           10                               8                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                          $618                            $559               $562
------------------------------------------------------------------------------------------------------------------------------------


Earnings from Brookfield's development operations are derived solely from the residential operations. Residential development income increased to $85 million in 2001, compared with $77 million in 2000. A geographic breakdown of the Corporation's residential income is as follows:


------------------------------------------------------------------------------------------------------------------------------------
Millions                                                   2001                           2000               1999
------------------------------------------------------------------------------------------------------------------------------------
West Coast - California                                    $45                            $40                $37
East Coast - Virginia/Florida/Ontario                       20                             16                  8
Mountain - Alberta/Colorado                                 20                             21                 18
------------------------------------------------------------------------------------------------------------------------------------
                                                           $85                            $77                $63
------------------------------------------------------------------------------------------------------------------------------------


Lot sales for 2001, including lots sold to other builders, totaled 6,130, compared with 6,187 in 2000 and 5,563 in 1999. Total home sales were 2,855 for the year compared with 2,660 in 2000 and 2,609 in 1999. The breakdown of the lot and home sales by region is as follows:


------------------------------------------------------------------------------------------------------------------------------------
                                                        Home Sales                             Lot Sales
                                             ---------------------------------        ------------------------------
Units                                        2001          2000           1999        2001        2000          1999
------------------------------------------------------------------------------------------------------------------------------------
San Francisco Bay area, California           213           339            383         510         563           384
Los Angeles area, California                 565           391            324         838         778           324
San Diego area, California                   450           426            435       1,769       1,093         1,251
Northern Virginia                            482           566            525         735         797         1,427
North Miami, Florida                         420           158             38         420         158            65
Denver, Colorado                              --            --             --         111          83            39
Toronto, Ontario                             330           480            630         398       1,413           794
Calgary, Alberta                             395           300            274         956         983           935
Edmonton, Alberta                             --            --             --         393         319           344
------------------------------------------------------------------------------------------------------------------------------------
                                           2,855         2,660          2,609       6,130       6,187         5,563
------------------------------------------------------------------------------------------------------------------------------------


Brookfield's home building operations achieved average home prices in 2001 of $351,000 per unit, an increase of 5% over 2000 and 28% over 1999 levels, the result primarily of the sale of higher end mix of houses, especially in California and northern Virginia.

The following is a breakdown of average prices realized on home sales in the last three years:


------------------------------------------------------------------------------------------------------------------------------------
                                                  2001                       2000                      1999
                                           ---------------------       -------------------       -------------------
                                                         AVERAGE                   Average                   Average
                                           SALES          PRICE        Sales        Price        Sales        Price
------------------------------------------------------------------------------------------------------------------------------------
                                          Millions                     Millions                  Millions
San Francisco Bay area, California        $  107        $502,000       $145        $428,000      $145        $378,000
Los Angeles area, California                 354         626,000        214         547,000       150         463,000
San Diego area, California                   141         313,000        183         430,000       160         368,000
Northern Virginia                            176         365,000        172         304,000       126         240,000
North Miami, Florida                         145         345,000         77         487,000        15         394,000
Toronto, Ontario                              43         130,000         71         148,000        92         146,000
Calgary, Alberta                              37          94,000         30         100,000        29         106,000
------------------------------------------------------------------------------------------------------------------------------------
                                          $1,003        $351,000       $892        $335,000      $717        $275,000
------------------------------------------------------------------------------------------------------------------------------------


The December 31, 2001 backlog of orders for delivery in 2002 stood at 40% of Brookfield's expected 2002 closings, approximately the same backlog as at December 31, 2000 for expected 2001 closings.


SERVICE BUSINESSES

Brookfield's service businesses operate with the goal of enhancing value and returns in the core commercial property business. Brookfield provides management services in over 120 million square feet of rental space in markets across North America through its partnership with Johnson Controls in Brookfield LePage Johnson Controls (BLJC), a leading integrated facilitates management business. This scale enables the Corporation to leverage the strong tenant base culture to create superior service offerings for tenants.



CHALLENGES AND RISKS

In evaluating the Corporation and its businesses, the following challenges and risk factors should be considered in addition to the other information outlined in the AIF.

IMPACT OF SEPTEMBER 11, 2001

Brookfield owns eight million square feet of space in four office towers surrounding the World Trade Center site -One Liberty Plaza and Towers One, Two and Four of the World Financial Center. Fortunately, these properties sustained mainly cosmetic damage as a result of the attack on and subsequent collapse of the World Trade Center. The primary nature of the damage consisted of replacement of broken windows and some repair to the granite facade on the World Financial Center. While there was no structural damage to these four office towers, the glass enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center will be fully restored by the fall of 2002. As a result of the type of leases on two of the Corporation's properties, Brookfield is only responsible for the repairs to One Liberty Plaza, One World Financial Center and the Winter Garden atrium. The two remaining properties, Towers Two and Four at the World Financial Center, are triple-net leased to Merrill Lynch.

From an insurance perspective, Brookfield is covered for any costs incurred to repair damage to One Liberty Plaza, One World Financial Center and the Winter Garden atrium and common areas at the World Financial Center, as well as for business interruption. Towers Two and Four of the World Financial Center are covered by insurance in place under tenant leases. To date, approximately $105 million has been received for property and business interruption claims relating to One Liberty Plaza and One World Financial Center. Brookfield expects to collect the full balance of its claim.

Brookfield's cashflow stream remains intact, driven by the strength of Brookfield's lease covenants and lease profile, which features average lease terms of 11 years, with no significant roll-over of leases in the New York portfolio until 2005. One Liberty Plaza and Four World Financial Center reopened in October 2001 and One and Two World Financial Center reopened in the first quarter of 2002. To date, there have been no lease cancellations in the New York portfolio. Brookfield has conducted a full review of all its leases with various outside legal experts and concluded that while it cannot possibly avoid the attempt by tenants to take advantage of these events to benefit their individual circumstances, its leases are in full force and effect, as previously disclosed to shareholders.

REAL ESTATE INDUSTRY

Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the area), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economic cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether or not a property is producing sufficient income to service these expenses. Brookfield's properties are subject to mortgages, which require significant debt service payments. If Brookfield were unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee's exercise of its rights of foreclosure or of sale.

Real estate is relatively illiquid. Such illiquidity will tend to limit Brookfield's ability to vary its portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distress sales may depress real estate values in the markets in which Brookfield operates.

FINANCING

Upon the expiry of the term of the financing on any particular property owned by Brookfield, refinancing on a conventional mortgage loan basis may not be available in the amounts required or may be available only on terms less favorable to Brookfield than the existing financing. This will be dependent upon the economic circumstances prevailing at such time. To mitigate the risks of refinancing, Brookfield has reduced loan to value ratios, fixed interest rates, increased cashflow coverages and extended the term of most of its loans. Despite this, Brookfield relies on lenders to refinance long-term property mortgages as they come due and on bank lenders for house construction and land development financing. Also, a credit disruption in the capital markets could have an adverse impact on Brookfield's ability to implement its current leasing plans and would affect the recovery of capital from the land development sector. Brookfield has been reducing its exposure to interest rate movements, but approximately 15% of Brookfield's debt continues to be floating rate, primarily financing Brookfield's home building operations. This relates to land and housing loans and corporate shareholders' advances. Brookfield's operating performance would be negatively affected if interest rates increase.

COMMERCIAL PROPERTIES

Brookfield's income producing properties generate income through rent payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any subsequent lease may be less favourable to Brookfield than the existing lease. Brookfield could be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms.

Brookfield is dependent on leasing markets to ensure vacant commercial space is leased, expiring leases are renewed and new tenants are found to fill vacancies. While it is not expected that markets will significantly change in the near future, a disruption in the economy could have a significant impact on how much space tenants will lease and the rental rates paid by tenants. This would affect the income produced by Brookfield's commercial property group as a result of downward pressure on net effective rents.

MASTER-PLANNED RESIDENTIAL COMMUNITIES

Brookfield has substantial master-planned residential community assets. The sales levels and value of these assets are affected by consumer confidence and labor market stability due to their impact on home buyers' decisions. These conditions can either negatively or positively affect consumers' views and, as a result, home purchases. Any such changes could affect Brookfield's ability to recover capital from its land assets and to earn traditional profit margins on the sale of lots and homes. Low interest rates generally encourage investors to purchase homes as they become more affordable to a greater sector of the population. An increase in interest rates could negatively affect Brookfield's income from sales of lots and homes.

ENVIRONMENTAL MATTERS

As an owner and manager of real property, Brookfield is subject to various United States and Canadian federal, provincial, state and municipal laws relating to environmental matters. These laws could hold Brookfield liable for the costs of removal and remediation of certain hazardous substances or wastes released or deposited on or in its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could adversely affect Brookfield's ability to sell its real estate or to borrow using real estate as collateral and could potentially also result in claims or other proceedings against Brookfield. Brookfield is not aware of any material non-compliance with environmental laws at any of its properties. Brookfield is also not aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of its properties or any material pending or threatened claims relating to environmental conditions at its properties. Brookfield has formal policies and procedures to review and monitor environmental exposure. Brookfield has made and will continue to make the necessary capital expenditures for compliance with environmental laws and regulations. Environmental laws and regulations can change rapidly and Brookfield may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have a material adverse effect on its business, financial condition or results of operation.

FOREIGN EXCHANGE FLUCTUATIONS

While twenty percent of Brookfield's assets and revenues originate in Canada, Brookfield has substantially matched its Canadian assets with Canadian liabilities. As a result, Brookfield is generally not materially impacted by the movement in the Canadian to US dollar exchange rate.

GROUND LEASE RISKS

Four of Brookfield's major properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to Brookfield and any co-venturers or partners. Under the terms of a typical ground lease, Brookfield and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land together with all improvements made will revert to the owner of the land upon the expiration of the lease term. Three properties in New York, in which Brookfield has an ownership interest, through Brookfield Financial Properties, are subject to land leases held by the Battery Park City Authority in New York. These three ground leases expire in 2069. If possible, Brookfield will attempt to purchase these leases as they become available. The fourth major ground lease is on the land under the Bay Wellington Tower in BCE Place in Toronto which expires in 2085. The Corporation holds the right of first purchase to acquire this ground lease. An event of default by Brookfield under the terms of a ground lease could also result in a loss of the property subject to such ground lease should the default not be rectified in a reasonable period of time.

COMPETITION

Each segment of the real estate business is competitive. Numerous other developers, managers and owners of office and retail properties compete with Brookfield in seeking tenants, management revenues and, for its nonstrategic properties, prospective purchasers. Although it is Brookfield's strategy to own premier office properties in each market in which it operates, some of the office and retail properties of Brookfield's competitors may be newer, better located or better capitalized. The existence of competing developers, managers and owners and competition for Brookfield's tenants could have a material adverse effect on Brookfield's ability to lease space in its properties and on the rents charged or concessions granted, and could adversely affect Brookfield's revenues and its ability to meet its obligations.

INSURANCE COVERING ACTS OF TERRORISM

Brookfield's property and casualty and business interruption insurance was renewed on October 31, 2001. At that time, the Corporation was successful in placing new insurance to cover the replacement cost of its properties; however, Brookfield was unable to place coverage for damage and business interruption costs related to acts of terrorism. This condition represents an industry-wide concern, and is not unique to Brookfield. While both the US and Canadian governments are aware of the issue, government support programs to replace the lack of commercially available terrorism insurance have not been enacted. To date, Brookfield acquired insurance covering acts of terrorism for up to $300 million of damage and business interruption costs. At that time, this amount represented the highest coverage level possible on an economically reasonable basis. Brookfield continues to seek coverage for acts of terrorism equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available or government programs assist the insurance industry to reestablish this type of comprehensive coverage, any damage or business interruption costs as a result of terrorism could result in a material cost to the Corporation. Brookfield, after seeking legal advice from external counsel, believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage equal to the full replacement cost of the Corporation's properties.

GENERAL UNINSURED LOSSES

Brookfield carries comprehensive general liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. Brookfield also self insures a portion of certain of these risks. There are, however, certain types of risks (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Brookfield currently has insurance for earthquake risks, subject to certain policy limits, deductibles and self insurance arrangements, and will continue to carry such insurance if it is economical to do so. Should an uninsured or underinsured loss occur, Brookfield could lose its investment in, and anticipated profits and cashflows from, one or more of its properties, and Brookfield would continue to be obligated to repay any recourse mortgage indebtedness on such properties. Additionally, although Brookfield generally obtains owner's title insurance policies for its United States properties, the amount of coverage under these policies may be less than the full value of the properties. If a loss occurs resulting from a title defect with respect to a property where there is no title insurance or the loss is in excess of insured limits, Brookfield could lose all or part of its investment in, and anticipated profits and cashflows from, such a property.

TENANT DEFAULTS

At any time, a tenant of any of Brookfield's properties may seek the protection of bankruptcy, insolvency or similar laws, which could result in the rejection and termination of the tenant's lease and thereby cause a reduction in the cashflow available to Brookfield. Although Brookfield has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy or similar protection in the future or, if any tenants do file for protection, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may cause the loss of the tenant or may weaken its financial condition and result in the failure to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. Merrill Lynch, which is rated Aa3 by Moody's and AA- by Standard & Poor's, is a major tenant of Brookfield and occupies approximately 13% of the effective square feet owned by Brookfield. If Merrill Lynch were not in a position to make rental payments, this could have an adverse effect on the profits and cashflow of Brookfield's commercial property operations.

                             STOCK EXCHANGE LISTINGS

The common shares of Brookfield are listed on the New York and Toronto Stock Exchanges under the symbol "BPO".


                          DIVIDENDS AND DIVIDEND POLICY

The declaration and payment of dividends on Brookfield's common shares are at the discretion of the Board of Directors, which supports a stable and consistent dividend policy. In early 2001, Brookfield changed its policy to declare dividends in US dollars and to remit payment to shareholders in accordance with the country of the registered address of shareholders. Shareholders with registered addresses in Canada will receive payment in Canadian dollars (based on the exchange rate on the record date) unless they elect otherwise. On July 25, 2001, the Board of Directors announced a 50% increase in the Corporation's common share dividend and introduced quarterly payments rather than the previous semi-annual dividend. It is the intention of the Corporation to continue to review the pay-out of dividends quarterly on March 31, June 30, September 30 and December 31 of each year and to increase the amount in accordance with increases in reported cashflow.

On April 22, 2002, Brookfield's Board of Directors declared a quarterly dividend payment of US$0.10 per share on the issued and outstanding common shares of the Corporation, to be paid on June 30, 2002 to shareholders of record at the close of business on June 1, 2002.

Brookfield continues to pay dividends on its Class A preferred shares semi-annually and dividends on the Class AA and Class AAA preferred shares quarterly. A complete record of dividends paid on all classes of shares for the past five years is presented on page 1.


                             DIRECTORS AND OFFICERS

Directors of the Corporation hold office until the next annual shareholders' meeting or until their successors are elected or appointed. The name, municipality of residence and principal occupations of the directors and officers of Brookfield are provided below:


------------------------------------------------------------------------------------------------------------------------------------
Name and Municipality         Office Held and Year
of Residence                  First Elected a Director                             Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
GORDON E. ARNELL              Director (since 1989) and Chairman                   Executive of the Corporation
Cobh, Ireland

DAVID D. ARTHUR               Director and President and Chief Executive           Executive of the Corporation
Toronto, Ontario              Officer, Canadian Commercial Operations

JEAN BELIVEAU, O.C.(2)        Director (since 1978)                                President of Jean Beliveau Inc.
Montreal, Quebec                                                                   (management company)

WILLIAM T. CAHILL(1)          Director (since 2000)                                Managing Director, Citicorp Real Estate, Inc.
Ridgefield, Connecticut                                                            (an operating subsidiary of Citibank N.A., a real
                                                                                   estate and debt equity transactions company)

RICHARD B. CLARK              Director and President and Chief Executive           Executive of the Corporation
New York, New York            Officer of the Corporation

IAN G. COCKWELL               Director (since 1997) and Chairman and Chief         Executive of the Corporation
Oakville, Ontario             Executive Officer, Residential Operations

JACK L. COCKWELL(2)           Director (since 1998)                                Co-Chairman, Brascan Corporation
Toronto, Ontario                                                                   (property, financial and power company)

ROBERT A. FERCHAT(2)          Director (since 1997)                                Corporate Director
Mississauga, Ontario

J. BRUCE FLATT(2)(3)          Director (since 1995) and Vice Chairman              President and Chief Executive Officer, Brascan
Toronto, Ontario                                                                   Corporation

ROGER N. GARON(2)             Director (since 1998)                                Chairman, Multi-Vet Ltd.
Montreal, Quebec                                                                   (veterinary products company)

JOHN R. MCCAIG, O.C.(3)       Director (since 1995)                                Chairman, Trimac Corporation
Calgary, Alberta                                                                   (diversified company)

PAUL D. MCFARLANE(1)          Director (since 1998)                                Senior Vice President, Canadian Imperial Bank of
Mississauga, Ontario                                                               Commerce (chartered bank)



------------------------------------------------------------------------------------------------------------------------------------
Name and Municipality         Office Held and Year
of Residence                  First Elected a Director                              Principal Occupation
------------------------------------------------------------------------------------------------------------------------------------
ALLAN S. OLSON(1)(3)          Director (since 1995)                                 President, First Industries Corporation
Edmonton, Alberta                                                                   (investment and management company)

SAM POLLOCK, O.C.(1)(3)       Director (since 1978)                                 Corporate Director
Toronto, Ontario

JOHN E. ZUCCOTTI              Director (since 1998) and Co-Chairman                 Chairman, Brookfield Financial Properties Inc.
New York, New York                                                                  (commercial property company)

STEVEN J. DOUGLAS             Executive Vice President, Chief Financial             Executive of the Corporation
Mississauga, Ontario          Officer

G. MARK BROWN                 Senior Vice President, Finance                        Executive of the Corporation
New York, New York

KATHERINE C. VYSE             Senior Vice President, Investor Relations and         Executive of the Corporation
Toronto, Ontario              Communications

P. KEITH HYDE                 Vice President, Taxation                              Executive of the Corporation
Toronto, Ontario

LENIS W. QUAN                 Vice President, Finance                               Executive of the Corporation
Toronto, Ontario

T. NGA TRINH                  Vice President and Controller                         Executive of the Corporation
Toronto, Ontario

MELISSA J. COLEY              Vice President, Investor Relations                    Executive of the Corporation
New York, New York

LINDA T. NORTHWOOD            Corporate Secretary                                   Executive of the Corporation
Stouffville, Ontario
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------
(1) Member of the Audit Committee.

(2) Member of the Human Resources Committee.

(3) Member of the Corporate Governance Committee.


Each of the directors and officers of the Corporation has held his or her principal occupation for the past five years, with the exception of: Mr. Arthur has held his present principal occupation since 1998; Mr. Clark who has held his present principal occupation since 2002, prior to which he held various senior roles, including the appointment of President and Chief Executive Officer, US Operations in 2000; Mr. J. Cockwell, who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brascan Corporation since 1995; Mr. Flatt who has held his principal occupation since 2002, prior to which he was President and Chief Executive Officer of Brookfield Properties Corporation since 2000 and prior to which he was President and Chief Operating Officer since 1996; Mr. Zuccotti who has held his present principal occupation since 1997, prior to which he was President & Chief Executive Officer of Olympia & York Companies (USA); Mr. Brown who has held his principal occupation since 2001, prior to which he was Senior Vice President and Chief Financial Officer of the Corporation's New York based affiliate, Brookfield Financial Properties Inc., and prior to 2000 he was with Salomon Smith Barney and Citicorp Real Estate, Inc.; Ms. Vyse who has held her principal occupation since 2000, prior to which she was Director, Investor Communications of Cadillac Fairview Corporation, and prior to 1997 she was Senior Manager, Communications at The Bank of Nova Scotia; Ms. Quan who has held her principal occupation since 2002, prior to which she held various senior financial roles within the Corporation since 1999, and prior to 1999 she was with TD Securities Inc. and Deloitte & Touche LLP; Ms. Trinh who has held her principal occupation since 2002, prior to which she held a senior financial role within the Corporation's Canadian operations since 2000 and prior to 2000, she was with the Taxation Services Group of Deloitte & Touche LLP; Ms. Coley who has held her principal occupation since 2002, prior to which she was Vice President, Artistic Director of Arts and Events/Marketing since 1999, prior to which she was Manager, Arts and Events Program at the World Financial Center since 1986; and Ms. Northwood who has held her principal occupation since 2001, prior to which she held various roles within the Corporation and its affiliates.

As at the date hereof, the directors and senior officers of Brookfield own, directly or indirectly, or exercise control or direction over approximately 78 million common shares and 6 million Class A Redeemable Voting preferred shares, representing 48.3% and 97.1% respectively of the outstanding voting shares of each such class (see the information on page 2 of the Management Proxy Circular under the heading "Principal Holders of the Corporation's Voting Shares" which is incorporated by reference herein).

                  SCHEDULE A - COMMERCIAL PROPERTIES BY REGION


As at December 31, 2001


------------------------------------------------------------------------------------------------------------------------------------
                                        Number                                                         Effective    Brookfield's
                                          Of                                   Retail /      Leasable  Ownership       Effective
                                      Properties   Leased         Office          Other          Area   Interest        Interest
------------------------------------------------------------------------------------------------------------------------------------
                                                      %     000's sq.ft.   000's sq.ft.  000's sq.ft.       %       000's sq.ft.
NEW YORK
World Financial Center
  Tower One                               1           99        1,520           108          1,628        100          1,628
  Tower Two                               1          100        2,455            36          2,491        100          2,491
  Tower Four                              1          100        1,711            89          1,800         51            917
  Retail                                              82           --           287            287        100            287
One Liberty Plaza                         1          100        2,194            20          2,214        100          2,214
245 Park Avenue                           1          100        1,631            62          1,693        100          1,693
Development sites
  CIBC World Markets Tower                1           --        1,200            --          1,200        100          1,200
  Penn Station                            1           --        2,500            --          2,500        100          2,500
------------------------------------------------------------------------------------------------------------------------------------
                                          7          100       13,211           602         13,813                    12,930
TORONTO
BCE Place
  Canada Trust Tower                      1          100        1,127            18          1,145         40            458
  Bay Wellington Tower                    1           99        1,295            42          1,337        100          1,337
  Retail, parking and office              2           98          137           809            946         75            705
Exchange Tower Block                      2           99        1,137           256          1,393         92          1,288
HSBC Building                             1           91          188            37            225        100            225
Queen's Quay Terminal                     1           90          428            74            502        100            502
Other                                     3          100        1,181           137          1,318         28            371
Development sites
  Bay-Adelaide Centre                     1           --        1,000           800          1,800         50            900
  Hudson's Bay Centre                     1           --          535           557          1,092         25            273
  BCE Place III                           1           --          800            --            800         65            520
------------------------------------------------------------------------------------------------------------------------------------
                                         14           97        7,828         2,730         10,558                     6,579
BOSTON
53 State Street                           1          100        1,090            71          1,161         51            592
75 State Street                           1           97          742           260          1,002         51            511
------------------------------------------------------------------------------------------------------------------------------------
                                          2           99        1,832           331          2,163                     1,103
DENVER
Republic Plaza
  Office                                  1           97        1,245            --          1,245        100          1,245
  Development and other                   1           --          400           548            948        100            948
Trade Center Denver                       2           92          766            43            809        100            809
Colorado State Bank Building              1           98          412            --            412         50            206
------------------------------------------------------------------------------------------------------------------------------------
                                          5           96        2,823           591          3,414                     3,208
CALGARY
Bankers Hall                              3           92        1,961           628          2,589        100          2,589
Fifth Avenue Place                        2          100        1,427           254          1,681         50            841
Petro-Canada Centre                       2           98        1,707           245          1,952         50            976
Other                                     1           81           --           108            108        100            108
------------------------------------------------------------------------------------------------------------------------------------
                                          8           96        5,095         1,235          6,330                     4,514
MINNEAPOLIS
33 South Sixth Street (formerly City      2           92        1,082           695          1,777        100          1,777
  Center)
Dain Plaza                                2           98          593           638          1,231        100          1,231
------------------------------------------------------------------------------------------------------------------------------------
                                          4           95        1,675         1,333          3,008                     3,008
OTHER
Royal Centre, Vancouver                   1           94          493           362            855        100            855
Other                                     9           92        2,913         1,903          4,816        100          4,816
------------------------------------------------------------------------------------------------------------------------------------
                                         10           93        3,406         2,265          5,671                     5,671
------------------------------------------------------------------------------------------------------------------------------------
Total portfolio                          50           97       35,870         9,087         44,957                    37,013
Less: other shareholders' interests                                                                                    1,404
------------------------------------------------------------------------------------------------------------------------------------
BROOKFIELD'S NET EFFECTIVE OWNERSHIP
  INTEREST                                                                                                            35,609
------------------------------------------------------------------------------------------------------------------------------------
